Filed by Eagle Bulk Shipping Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
And deemed filed pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934, as amended
Subject Company: Eagle Bulk Shipping Inc. (SEC File No. 001-33831)
Commission File No. for the Related Registration Statement: 333-276621

February 26, 2024

Dear Fellow Shareholder:

We previously sent you proxy material for the important Special Meeting of Eagle Bulk Shipping Inc. shareholders taking place on April 5, 2024, in connection with the proposed merger with Star Bulk Carriers Corp. Your Board of Directors unanimously recommends that you vote FOR the merger and related proposals.

Please note that failing to vote will have the same effect as a vote against the merger proposal; therefore, your vote is very important, regardless of the number of shares you own. If you have not already done so, please vote TODAY via the Internet, telephone, or by signing, dating, and returning the enclosed proxy card in the envelope provided.

On behalf of Eagle Bulk Shipping Inc.’s Board of Directors, thank you for your support.

Sincerely,

/s/ Paul M. Leand, Jr.

Paul M. Leand, Jr

Chairman of the Board of Directors of Eagle

Important Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Star Bulk Carriers Corp. (“Star Bulk”) and Eagle Bulk Shipping Inc. (“Eagle Bulk”). In connection with the proposed transaction, Star Bulk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a proxy statement of Eagle Bulk that also constitutes a prospectus of Star Bulk. After the registration statement was declared effective, the definitive proxy statement/prospectus was mailed to shareholders of Eagle Bulk on or about February 12, 2024. Star Bulk and Eagle Bulk may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus, Form F-4 or any other document which Star Bulk or Eagle Bulk have or may file with the SEC. Investors and security holders of Star Bulk and Eagle Bulk are urged to read the proxy statement/prospectus, Form F-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Star Bulk, Eagle Bulk, the transaction and related matters. Investors are able to obtain free copies of the proxy statement/prospectus and Form F-4 and other documents filed with the SEC by Star Bulk and Eagle Bulk through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Star Bulk are available free of charge on Star Bulk’s investor relations website at https://www.starbulk.com/gr/en/ir-overview/. Copies of documents filed with the SEC by Eagle Bulk are available free of charge on Eagle Bulk’s investor relations website at https://ir.eagleships.com.

Participants in the Solicitation

Star Bulk, Eagle Bulk and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Eagle Bulk securities in connection with the proposed transaction. Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Form F-4 and proxy statement/prospectus regarding the proposed transaction and other relevant materials filed and to be filed with the SEC by Star Bulk and Eagle Bulk.  Information regarding Star Bulk’s directors and executive officers is available in “Part I. Item 6. Directors, Senior Management and Employees” of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on March 7, 2023. Information regarding Eagle Bulk’s  directors and executive officers is available in the sections entitled “Corporate Governance—The Board of Directors” and “Executive Officers” of Eagle Bulk’s proxy statement relating to its 2023 annual meeting of shareholders filed with the SEC on April 27, 2023. These documents are available free of charge from the sources indicated above.